Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

09 November 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 9 November 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

News release

Embargoed until 0700 hrs Wednesday 9 November 2005

October Traffic Figures

BAA's seven UK airports handled a total of 12.6 million passengers in October, an increase of 1.0% on the same month last year.

The number of seats flown by airlines rose by 3.9%, broadly in line with expectations, but average load factors fell by two percentage points to 73.4%. Among the factors thought to have contributed to this weaker demand were: less aggressive discounting by airlines; the lingering effects of the London bombings and Hurricane Wilma, which had a negative effect on travel to the Caribbean and Florida, coinciding with the half-term break.

Among key markets, European scheduled traffic rose by 1.9% and passengers on North Atlantic services were up by 0.5%. Other long haul routes recorded a collective increase of 6.1%, while UK domestic activity was 0.9% ahead of last year. The only major sector to see a drop in volume was the European charter market, down 9.2%.

All airports, except Heathrow, recorded higher passenger volumes in October. Fastest growth was at Southampton with 17.7% and Aberdeen with 7.1%. Heathrow traffic was down 0.8% overall, with domestic traffic down 4.9% and European scheduled traffic declining 2.3%.

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

BAA

Despite a 6.8% drop in charter traffic, new Irish and long haul services helped Gatwick to an overall increase of 2.5%. Stansted traffic was up 0.6%, Edinburgh recorded a gain of 5.1% and Glasgow traffic was up 1.2%.

In total the number of air transport movements rose by 2.9% and cargo tonnage by 2.5%. Within this total figure Gatwick's cargo increased by 18.1%.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: Duncan Bonfield, BAA plc
Tel +44 (0)20 7932 6831

City enquiries: Sarah Hunter, BAA plc
Tel +44 (0)20 7932 6692

BAA

BAA Traffic Summary : October 2005

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Oct 05	% Change**	12 months to Oct 05	% Change***
Heathrow	5,713.1	-0.8	41,542.0	-0.1	67,596.1	1.0
Gatwick	2,887.4	2.5	22,006.6	2.8	32,612.5	4.7
Stansted	1,917.4	0.6	14,054.0	5.5	21,902.9	5.4
London Area Total	**10,517.9**	**0.4**	**77,602.6**	**1.7**	**122,111.6**	**2.8**
Southampton	166.2	17.7	1,237.0	25.5	1,801.4	18.9
Glasgow	868.4	1.2	6,036.9	2.6	8,764.4	3.2
Edinburgh	765.5	5.1	5,445.6	7.2	8,410.7	6.0
Aberdeen	262.9	7.1	1,798.0	8.3	2,827.0	8.4
Scottish Total	**1,896.9**	**3.5**	**13,280.4**	**5.2**	**20,002.0**	**5.1**
BAA Total	**12,580.9**	**1.0**	**92,120.0**	**2.4**	**143,915.0**	**3.2**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Oct 05	% Change**	12 months to Oct 05	% Change***
Heathrow	40,597	0.9	281,002	0.6	471,241	0.4
Gatwick	22,247	3.2	160,726	4.0	251,265	4.8
Stansted	15,355	-1.6	109,799	1.1	178,049	0.5
London Area Total	**78,199**	**1.0**	**551,527**	**1.7**	**900,555**	**1.6**
Southampton	3,833	13.0	28,038	22.4	43,090	16.4
Glasgow	8,759	3.0	62,081	5.4	96,656	5.2
Edinburgh	10,163	5.0	71,921	6.0	116,606	3.9
Aberdeen	8,059	14.8	55,719	12.5	90,431	11.6
Scottish Total	**26,981**	**7.1**	**189,721**	**7.6**	**303,693**	**6.5**
BAA Total	**109,013**	**2.9**	**769,286**	**3.7**	**1,247,338**	**3.2**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Oct 05	% Change**	12 months to Oct 05	% Change***
Heathrow	124,648	0.9	776,218	-1.1	1,314,690	0.1
Gatwick	21,804	18.1	128,152	4.0	221,138	1.7
Stansted	20,368	-2.7	141,399	6.5	237,128	5.0
London Area Total	**166,820**	**2.4**	**1,045,769**	**0.5**	**1,772,956**	**1.0**
Southampton	13	-48.0	131	-23.8	220	-22.8
Glasgow	720	-16.7	5,911	4.4	8,903	17.6
Edinburgh	3,002	20.6	16,434	3.4	28,695	7.8
Aberdeen	346	5.8	2,478	11.1	4,121	14.3
Scottish Total	**4,068**	**10.5**	**24,823**	**4.4**	**41,719**	**10.4**
BAA Total	**170,901**	**2.5**	**1,070,723**	**0.5**	**1,814,895**	**1.2**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of October 2004

** compared to the seven months April to October 2004

*** compared to the twelve months to October 2004

BAA

Market Comparison: October 2005

Market	*BAA Total Oct 04 (000s)*	*BAA Total Oct 05 (000s)*	*% Change*
Domestic	2,362	2,385	0.9
Eire	581	593	2.1
European Scheduled	4,914	5,009	1.9
European Charter*	1,238	1,124	-9.2
North Atlantic	1,614	1,622	0.5
Other Long Haul	1,742	1,848	6.1
Total	**12,453**	**12,581**	**1.0**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.